SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated October 30, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: October 30, 2000       Mr. Gerry A. Racicot
                             President

                     [LETTERHEAD OF EIGER TECHNOLOGY INC.]

For Immediate Release                                    Monday October 30, 2000

                              EIGER TECHNOLOGY INC.
                            WELCOMES NEW BOARD MEMBER

Toronto, Canada - Eiger Technology Inc., (TSE: AXA; OTC BB: ETIFF), announced today that Mr. John G. Craig, C.A. has been appointed to the Company's Board of Directors and Secretary of the company. Mr. Craig has over 30 years of experience as an accomplished Chief Financial Officer and business executive with operating, corporate and boardroom experience in Canada and the United States.

Since 1996, Mr. Craig had been a director of a number of public companies in the technology sector and provided chief financial services to companies on a consulting basis. Prior to 1996, Mr. Craig spent 15 years with communications company Southam Inc., the last two years as a Group President and prior to that as Chief Financial Officer.

"The appointment of John Craig to our Board of Directors enables the company to draw on his wealth of business experience and expertise, especially in the corporate governance and financial areas," explained Mr. Racicot, Eiger Technology's President and CEO. "Both the Company and its shareholders will benefit from his contribution."

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies. Nixxo is a GSM chipset and operating system design company based in California. The GSM cellular market represents 65% of the world cellular phone market with growth rates of over 30% a year. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc's web site at www.eigertechnology.com

                                      -30-

For More Information, Please Contact:
Gerry Racicot or Keith Attoe
Eiger Technology Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.